Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results - 4Q12	Feb 21, 2013

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the Customer’s choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. With over 45,000 employees, it has industrial operations in 14 countries - in the Americas, Europe and Asia - which together represent an installed capacity of over 25 million metric tons of steel per year. It is the largest recycler in Latin America and around the world it transforms, each year, millions of metric tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 140,000 shareholders, the Company is listed on the stock exchanges of São Paulo, New York and Madrid.

Highlights in the Fourth Quarter of 2012

	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Key Information	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Production (1,000 t) Crude Steel (slabs/blooms/billets)	4,186	4,732	-12%	4,747	-12%	18,920	19,623	-4%
Shipments (1,000 t)	4,317	4,709	-8%	4,774	-10%	18,594	19,164	-3%
Net Sales (R$ million)	8,988	9,066	-1%	9,819	-8%	37,982	35,407	7%
EBITDA (R$ million)	891	1,025	-13%	1,033	-14%	4,176	4,651	-10%
Net Income (R$ million)	143	472	-70%	408	-65%	1,496	2,098	-29%
Gross margin	11%	13%		12%		13%	14%
EBITDA Margin	10%	11%		11%		11%	13%
Shareholders’ equity (R$ million)	28,798	26,520		28,886		28,798	26,520
Total Assets (R$ million)	53,093	49,982		53,599		53,093	49,982
Gross debt / Total capitalization (1)	34%	34%		34%		34%	34%
Net debt / Total capitalization (2)	30%	25%		29%		30%	25%
Gross debt / EBITDA (3)	3,5x	2,9x		3,5x		3,5x	2,9x
Net debt / EBITDA (3)	2,9x	2,0x		2,8x		2,9x	2,0x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in the last 12 months

World Steel Market

Steel Industry Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(Million tons)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Crude Steel
Brazil	8.6	8.4	2%	8.7	-1%	34.7	35.2	-1%
North America (except Mexico)	24.1	24.8	-3%	25.1	-4%	102.3	99.4	3%
Latin America (except Brazil)	8.7	7.8	12%	7.7	13%	32.2	32.4	-1%
China	174.2	161.5	8%	185.1	-6%	716.5	694.8	3%
Others	152.9	155.3	-2%	156.0	-2%	632.2	638.5	-1%
Total(1)	368.5	357.8	3%	382.6	-4%	1,517.9	1,500.3	1%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•     In 4Q12, world steel production grew in relation to 4Q11 (see table above), led by China, which recorded the highest growth in crude steel production in the comparison period. The regions where Gerdau operates presented distinct performances. In Brazil and Latin America, production registered increases, led by Mexico. In North America, however, production decreased, mainly due to the uncertainty over fiscal policy and the more severe winter. In 2012, China and North America registered growth in production compared to the previous year, driven by the gradual recovery in steel demand. China remained an important player in the international market, accounting for 47% of world steel production. Average capacity utilization in the world steel industry stood at 79% in 2012.

•      On October 11, 2012, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2013, in which it estimated growth at 3.2%. Compared to the outlook published in April 2012, the forecasts for world steel consumption in 2013 were revised downward, mainly due to the economic crisis in Europe and the slower-than-expected growth in China. For 2013, Worldsteel estimates growth in apparent steel consumption in developing economies of 3.7%, while developed economies should grow by 1.9%. Meanwhile, the NAFTA region is expected to register growth of 3.6% in apparent steel consumption in 2013.

Gerdau’s performance in the fourth quarter of 2012

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) — includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Crude Steel (slabs/blooms/billets)
Brazil	1,702	1,874	-9%	1,925	-12%	7,204	7,573	-5%
North America	1,425	1,670	-15%	1,734	-18%	6,900	6,968	-1%
Latin America	408	414	-1%	444	-8%	1,840	1,718	7%
Special Steel	651	774	-16%	644	1%	2,976	3,364	-12%
Total	4,186	4,732	-12%	4,747	-12%	18,920	19,623	-4%

•      On a consolidated basis, the reduction in crude steel production in 4Q12 compared to 4Q11 was due to adaptation levels of demand in each region where Gerdau has operations. Regarding 3Q12, there were adaptation levels of demand and also inventory adjustments to reduce working capital.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Brazil (2)	1,814	1,940	-6%	1,791	1%	7,299	7,649	-5%
Domestic Market	1,294	1,242	4%	1,339	-3%	5,320	5,082	5%
Exports	520	698	-26%	452	15%	1,979	2,567	-23%
North America	1,359	1,607	-15%	1,768	-23%	6,472	6,564	-1%
Latin America	647	649	0%	705	-8%	2,707	2,641	2%
Special Steel	603	692	-13%	625	-4%	2,657	2,964	-10%
Eliminations and Adjustments	(106)	(179)		(115)		(541)	(654)
Total	4,317	4,709	-8%	4,774	-10%	18,594	19,164	-3%

(1) - Excludes shipments to subsidiaries.

(2) - Does not consider coking coal and coke shipments.

•      Consolidated shipments in 4Q12 compared to 4Q11 registered decreases of varying amounts in each business operation, with the exception of the Latin America BO, which remained flat in the period. At the Brazil BO, the decrease is mainly explained by the reduction in exports due to the lower international prices and resulting lower profitability. In the domestic market, the recovery in Gerdau’s shipments to the industrial sector in 4Q12 supported positive growth in shipments in the period. In the Special Steel BO, the reduction in shipments occurred primarily at the units in Brazil and Spain.  In Brazil, shipments continued to be impacted by the bringing forward of heavy vehicle production that occurred in late 2011, ahead of the new Euro 5 regulations for diesel engines that took effect in 2012. In Spain, the lower special steel shipments reflected the effects from Europe’s economic crisis. In the North America BO, the reduction in shipments reflected the uncertainty over fiscal policy in the United States that led the country to record negative GDP growth in 4Q12 and the more severe winter in 4Q12 compared to 4Q11.

•      Compared to 3Q12, consolidated shipments decreased due to seasonal effects, except for the Brazil BO, where the growth in exports boosted shipments in the period. At the North America BO specifically, the reduction in shipments was caused by the uncertainty over fiscal policy and the seasonal effects due to winter, which is typically marked by a slowdown in construction activity.

•      In 2012, consolidated shipments registered a slight decrease compared to 2011, which was mitigated by the higher shipments to the domestic market in the Brazil BO, where the construction segment and industrial sector served by Gerdau registered healthy demand.

Consolidated Shipments

(BO Participation)

Net sales

Net Sales	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Brazil	3,589	3,558	1%	3,567	1%	14,100	13,932	1%
Domestic Market	2,975	2,629	13%	3,053	-3%	11,841	10,561	12%
Exports (1)	614	929	-34%	514	19%	2,259	3,371	-33%
North America	2,709	2,817	-4%	3,415	-21%	12,450	10,811	15%
Latin America	1,219	1,068	14%	1,322	-8%	4,964	4,015	24%
Special Steel	1,713	1,863	-8%	1,750	-2%	7,389	7,517	-2%
Eliminations and Adjustments	(242)	(240)		(235)		(921)	(868)
Total	8,988	9,066	-1%	9,819	-8%	37,982	35,407	7%

(1) - Includes coking coal and coke net sales.

•      In 4Q12, consolidated net sales were nearly flat compared to 4Q11, since the reduction in shipments was fully offset by the higher net sales per tonne shipped. At the Brazil BO, the higher net sales reflected the increases in net sales per tonne shipped and in shipments to the domestic market, which more than offset the reduction in exports in terms of both shipments and price. In the North America and Special Steel BOs, the lower net sales were due to the reduction in shipments, despite the increase in net sales per tonne shipped. In the Latin America BO, net sales growth was due to the increase in net sales per tonne shipped.

•      Compared to 3Q12, consolidated net sales decreased due to the lower shipments, except at the Brazil BO, where the growth in exports led to a slight increase in net sales.

•      In 2012 compared to 2011, the growth in net sales was driven by the increase in net sales per tonne shipped at all business operations, despite the lower shipments. In absolute terms, the BOs North America and Latin America were the highlights for the growth of net sales in 2012 compared to 2011, as a result, mainly, of the higher net sales per tonne shipped, influenced by the exchange variation of the period. In Brazil BO, although net sales remained virtually flat, the individual markets served performed differently. In the domestic market, increases in shipments and net sales per tonne shipped contributed to the higher net sales, while exports decreased both shipments and prices.

Cost of goods sold and gross margin

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Cost of Goods Sold and Gross Margin		2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Brazil	Net sales (R$million)	3,589	3,558	1%	3,567	1%	14,100	13,932	1%
	Cost of goods sold (R$million)	(2,872)	(2,995)	-4%	(2,851)	1%	(11,630)	(11,624)	0%
	Gross profit (R$million)	717	563	27%	716	0%	2,470	2,308	7%
	Gross margin (%)	20%	16%		20%		18%	17%

North America	Net sales (R$million)	2,709	2,817	-4%	3,415	-21%	12,450	10,811	15%
	Cost of goods sold (R$million)	(2,621)	(2,601)	1%	(3,192)	-18%	(11,453)	(9,682)	18%
	Gross profit (R$million)	88	216	-59%	223	-61%	997	1,129	-12%
	Gross margin (%)	3%	8%		7%		8%	10%

Latin America	Net sales (R$million)	1,219	1,068	14%	1,322	-8%	4,964	4,015	24%
	Cost of goods sold (R$million)	(1,175)	(923)	27%	(1,264)	-7%	(4,635)	(3,505)	32%
	Gross profit (R$million)	44	145	-70%	58	-24%	329	510	-35%
	Gross margin (%)	4%	14%		4%		7%	13%

Special Steel	Net sales (R$million)	1,713	1,863	-8%	1,750	-2%	7,389	7,517	-2%
	Cost of goods sold (R$million)	(1,528)	(1,616)	-5%	(1,544)	-1%	(6,421)	(6,371)	1%
	Gross profit (R$million)	185	247	-25%	206	-10%	968	1,146	-16%
	Gross margin (%)	11%	13%		12%		13%	15%

Eliminations	Net sales (R$million)	(242)	(240)		(235)		(921)	(868)
and Adjustments	Cost of goods sold (R$million)	227	270		230		905	884
	Gross profit (R$million)	(15)	30		(5)		(16)	16

Consolidated	Net sales (R$million)	8,988	9,066	-1%	9,819	-8%	37,982	35,407	7%
	Cost of goods sold (R$million)	(7,969)	(7,865)	1%	(8,621)	-8%	(33,234)	(30,298)	10%
	Gross profit (R$million)	1,019	1,201	-15%	1,198	-15%	4,748	5,109	-7%
	Gross margin (%)	11%	13%		12%		13%	14%

•      In 4Q12 compared to 4Q11, on a consolidated basis, the increase in selling costs was mainly due to the reduction in production and shipments and the subsequent lower dilution of fixed costs, which was partially offset by the better performance of the Brazil BO. The lower shipments led to a decrease in consolidated gross margin. In the North America and Special Steels BOs, gross margin contraction was due to the reduction in shipments and the subsequent lower dilution of fixed costs. In the Latin America BO, gross margin contraction was due to the higher selling costs resulting from the increase in raw material costs and the write down of certain input prices. In the Brazil BO, in contrast to the other operations, gross margin expanded due to the growth in shipments to the domestic market and to the higher net sales per tonne shipped in this market.

•      On a consolidated basis, gross margin reduced in 4Q12 compared to 3Q12, mainly due to the lower gross margin in the North America BO.

•      The increase in cost of sales in 2012 compared to 2011, on a consolidated basis, was the result of rising prices of key raw materials was higher than the growth in net sales per tonne shipped, resulting in a lower gross margin. In Brazil BO, on the other hand, there was an improvement in gross margin due to higher net sales per tonne shipped and higher sales volumes focused on the domestic market.

Selling, general and administrative expenses

SG&A	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Selling expenses	156	158	-1%	150	4%	587	604	-3%
General and administrative expenses	450	484	-7%	480	-6%	1,884	1,798	5%
Total	606	642	-6%	630	-4%	2,471	2,402	3%
Net Sales	8,988	9,066	-1%	9,819	-8%	37,982	35,407	7%
% of net sales	7%	7%		6%		7%	7%

•      Selling, general and administrative expenses as a ratio of net sales remained flat in 4Q12 compared to same period last year. The same trend was observed in fiscal year 2012 compared to 2011.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 264,000 tonnes in 4Q12, based on their respective equity interests, for net sales of R$ 420 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was negative R$ 6 million in 4Q12, compared to negative R$ 22 million in 4Q11 and negative R$ 3 million in 3Q12. Note that as of 3Q12, the India operation is no longer recorded using the equity accounting method, being fully consolidated.

•      In 2012, the equity income was positive R$ 8 million compared to R$ 63 million in 2011.

EBITDA

Breakdown of Consolidated EBITDA (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Net income	143	472	-70%	408	-65%	1,496	2,098	-29%
Net financial result	222	82	171%	134	66%	789	528	49%
Provision for income and social contribution taxes	60	15	300%	26	131%	63	253	-75%
Depreciation and amortization	466	456	2%	465	0%	1,828	1,772	3%
EBITDA	891	1,025	-13%	1,033	-14%	4,176	4,651	-10%
EBITDA Margin	10%	11%		11%		11%	13%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	4th Quarter	4th Quarter	3rd Quarter	Fiscal Year	Fiscal Year
(R$ million)	2012	2011	2012	2012	2011
EBITDA (1)	891	1,025	1,033	4,176	4,651
Depreciation and amortization	(466)	(456)	(465)	(1,828)	(1,772)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	425	569	568	2,348	2,879

(1) Non-accounting measurement adopted by the Company.

(2) Accounting measurement disclosed in consolidated Statements of Income.

EBITDA	EBITDA Margin

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
EBITDA by Business Operation		2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Brazil	EBITDA (R$million)	703	531	32%	691	2%	2,395	2,219	8%
	EBITDA margin (%)	20%	15%		19%		17%	16%
North America	EBITDA (R$million)	59	187	-68%	205	-71%	922	1,176	-22%
	EBITDA margin (%)	2%	7%		6%		7%	11%
Latin America	EBITDA (R$million)	21	96	-78%	(3)	—	180	412	-56%
	EBITDA margin (%)	2%	9%		0%		4%	10%
Special Steel	EBITDA (R$million)	218	246	-11%	233	-6%	1,073	1,159	-7%
	EBITDA margin (%)	13%	13%		13%		15%	15%
Eliminations and Adjustments	EBITDA (R$million)	(110)	(35)		(93)		(394)	(315)
Consolidated	EBITDA (R$million)	891	1,025	-13%	1,033	-14%	4,176	4,651	-10%
	EBITDA margin (%)	10%	11%		11%		11%	13%

•      Consolidated EBITDA (earnings before interest, tax, depreciation and amortization) and EBITDA margin decreased in 4Q12 compared to 4Q11 due to the reduction in consolidated gross profit. The North America BO, which accounted for 6% of EBITDA, registered contraction in EBITDA Margin due to the lower dilution of fixed costs. In the Special Steel BO, which accounted for 22% of EBITDA in 4Q12, EBITDA margin was unchanged. In the Brazil BO, which accounted for 70% of EBITDA, the higher volume of shipments to the domestic market and the increase in net sales per tonne shipped in this market supported increases in both EBITDA and EBITDA Margin.

•      In 4Q12 compared to 3Q12, consolidated EBITDA and EBITDA margin decreased, impacted by the weaker operating performance in the North America BO. In the other business operations, EBITDA margin either expanded or remained flat.

•      In 2012, the consolidated EBITDA, registered a reduction compared to 2011, accompanied by a contraction in EBITDA margin. This decrease can be mainly explained by the lower gross profit (see explanation in “Cost of goods sold and gross margin”) and lower equity income. On the other hand, in Brazil BO, which represented 52% of consolidated EBITDA in 2012, there was an improvement in EBITDA margin due to higher net sales per tonne shipped and higher shipments focused on the domestic market.

Financial result

Financial Result	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Financial income	69	132	-48%	66	5%	317	456	-30%
Financial expenses	(272)	(231)	18%	(217)	25%	(953)	(971)	-2%
Exchange variation, net	(14)	14	—	21	—	(134)	52	—
Exchange variation on net investment hedge	(11)	—	—	(8)	38%	(176)	—	—
Exchange variation - other lines	(3)	14	—	29	—	42	52	-19%
Gains (losses) on financial instruments, net	(5)	3	—	(4)	25%	(19)	(65)	-71%
Financial Result	(222)	(82)	171%	(134)	66%	(789)	(528)	49%

•      In accordance with IFRS, the Company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt were fully recognized in shareholders’ equity, while the tax effects (income tax and social contribution) were recognized in income. As of 2Q12, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the amount of US$ 2.4 billion continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$ 0.8 billion is now recognized in income.

•      In 4Q12 compared to 4Q11, the higher negative financial result was mainly due to the decrease in financial income, which in the previous period benefitted from the higher cash position resulting from the public share offering, and to the increase in financial expenses resulting from the higher gross debt. Compared to 3Q12, the higher negative financial result was mainly due to the additional financial expenses arising from the prepayment of debt in 4Q12 and to the exchange variation loss in 4Q12, compared to the gain in 3Q12.

•      In 2012, the higher negative financial result compared with the previous year is due to lower financial income and the negative exchange variation on net investment hedge.

Net income

Net Income	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	4Q12/4Q11	2012	4Q12/3Q12	2012	2011	2012/2011
Income before taxes (1)	203	487	-58%	434	-53%	1,559	2,351	-34%
Income and social contribution taxes (IR/CS)	(60)	(15)	300%	(26)	131%	(63)	(253)	-75%
IR/CS on net investment hedge	11	17	-35%	8	38%	134	164	-18%
IR/CS - other lines	(71)	(32)	122%	(34)	109%	(197)	(417)	-53%
Consolidated Net Income (1)	143	472	-70%	408	-65%	1,496	2,098	-29%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 4Q12 decreased in relation to both 4Q11 and 3Q12, reflecting the lower operating and financial income in the period. The same trend was observed in fiscal year 2012 compared to 2011.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 4Q12, the payment of the minimum mandatory dividend for fiscal year 2012, as shown below:

•          Payment date: March 14th, 2013

•          Record date: shareholder position on March 4th, 2013

•          Ex-dividend date: March 5th, 2013

•          Metalúrgica Gerdau S.A.

•          R$ 8 million (R$ 0.02 per share)

•          Gerdau S.A.

•          R$ 34 million (R$ 0.02 per share)

•      In 2012, Metalúrgica Gerdau S.A. and Gerdau S.A. deliberated R$ 130 million (R$ 0.32 per share) and R$ 408 million (R$ 0.24 per share), respectively, in the form of dividends and/or interests on capital stock.

Investments

•      In 4Q12, investments in fixed assets totaled R$ 683 million, bringing investments in the whole of the year to R$ 3.1 billion. Of the total invested in the quarter, 60% was allocated to units in Brazil and the remaining 40% to units in other countries.

•      Given the uncertainty in the global economy, Gerdau has been selective in evaluating its future investment projects and has revised its investment plan for the 2013-2017 period to R$ 8.5 billion.

Cash conversion cycle and working capital

•      In December 2012, working capital decreased by 4% from September 2012 while net sales decreased by 8%, reflecting the slowdown in operations that typically marks the fourth quarter. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased by five days in relation to September 2012.

Financial liabilities

Gross Debt

(R$ billions)

•      On December 31, 2012, the composition of gross debt (loans, financing and debentures) was 20% in Brazilian real, 47% in foreign currency contracted by companies in Brazil and 33% in a variety of currencies contracted by subsidiaries abroad. Of this total, 18% was short-term and 82% was long-term debt. Gross debt increased by 7% from December 31, 2011, mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2012 (mainly the 8.9% depreciation of the Brazilian real against the U.S. dollar).

•      The decrease in cash (cash, cash equivalents and short-term investments) between December 2011 and December 2012 was mainly due to the debt payments, the higher working capital needs and investments made during 2012. On December 31, 2012, 35% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      Net debt (gross debt less cash) increased by 34% from December 31, 2011 to December 31, 2012, due to the decrease in cash and the increase in gross debt. Compared to September 30, 2012, when it stood at R$12.0 billion, net debt remained relatively stable.

Indebtedness
(R$ million)	12.31.2012	9.30.2012	12.31.2011
Short Term	2,583	3,093	1,757
Local Currency (Brazil)	652	1,093	821
Foreign Currency (Brazil)	469	485	243
Companies abroad	1,462	1,515	693
Long Term	12,086	11,875	11,927
Local Currency (Brazil)	2,240	1,553	2,383
Foreign Currency (Brazil)	6,422	6,911	6,462
Companies abroad	3,424	3,411	3,082
Gross Debt	14,669	14,968	13,684
Cash, cash equivalents and short-term investments	2,497	2,999	4,578
Net Debt	12,172	11,969	9,106

•      On December 31, 2012, the nominal weighted average cost of gross debt was 6.1%, with 7.3% for the portion denominated in Brazilian real, 5.9% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.8% for the portion contracted by subsidiaries abroad.

•      On December 31, 2012, the gross debt payment schedule was as follows:

Short Term	R$ million
1st quarter of 2013	772
2nd quarter of 2013	1,184
3rd quarter of 2013	239
4th quarter of 2013	388
Total	2,583

Long Term	R$ million
2014	1,086
2015	1,113
2016	326
2017 and after	9,561
Total	12,086

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2012	9.30.2012	12.31.2011
Gross debt / Total capitalization (1)	34%	34%	34%
Net debt / Total capitalization (2)	30%	29%	25%
Gross debt / EBITDA (3)	3,5x	3,5x	2,9x
Net debt / EBITDA (3)	2,9x	2,8x	2,0x
EBITDA (3) / Financial expenses (3)	3,9x	4,3x	4,3x
EBITDA (3) / Net financial expenses (3)	5,6x	6,9x	7,4x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

Corporate governance

Corporate Sustainability Index (ISE)

•      In November 2012, for the seventh consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected as components of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA. Being selected as a component of this index reflects the companies’ best practices in social responsibility and corporate sustainability and places them in the select group of companies that form this important indicator for Brazil’s stock market.

Apimec Meeting

•      In November, Gerdau held meetings in the cities of São Paulo and Porto Alegre sponsored by the Capital Market Professionals and Investors Association (Apimec) in which 200 people attended in person and 20 participated via webcast.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011
CURRENT ASSETS
Cash and cash equivalents	1,437,235	1,476,599
Short-term investments
Held for Trading	1,059,605	3,095,359
Available for sale	—	6,290
Trade accounts receivable - net	3,695,381	3,602,748
Inventories	9,021,542	8,059,427
Tax credits	936,748	815,983
Unrealized gains on derivatives	—	140
Other current assets	259,886	262,603
	16,410,397	17,319,149
NON-CURRENT ASSETS
Available for sale securities	—	—
Tax credits	119,582	389,035
Deferred income taxes	2,210,300	1,547,967
Related parties	132,478	111,955
Unrealized gains on derivatives	—	—
Judicial deposits	922,578	713,480
Other non-current assets	214,878	201,989
Prepaid pension cost	553,095	533,740
Advance for capital increase in jointly-controlled entity	—	65,254
Investments in associates and jointly-controlled entities	1,425,605	1,355,291
Other investments	16,252	19,366
Goodwill	10,033,396	9,155,789
Other Intangibles	1,364,416	1,273,708
Property, plant and equipment, net	19,690,181	17,295,071
	36,682,761	32,662,645
TOTAL ASSETS	53,093,158	49,981,794

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011
CURRENT LIABILITIES
Trade accounts payable	3,059,684	3,212,163
Short-term debt	2,324,374	1,715,305
Debentures	257,979	41,688
Taxes payable	528,698	591,983
Payroll and related liabilities	558,634	617,432
Dividends payable	47,379	136,391
Employee benefits	53,930	40,199
Environmental liabilities	24,536	31,798
Unrealized losses on derivatives	1,535	314
Put options on non-controlling interests	607,760	—
Other current liabilities	358,673	389,728
	7,823,182	6,777,001
NON-CURRENT LIABILITIES
Long-term debt	11,725,868	11,182,290
Debentures	360,334	744,245
Related parties	15	6
Deferred income taxes	1,795,963	1,858,725
Unrealized losses on derivatives	6,664	5,013
Provision for tax, civil and labor liabilities	1,081,381	907,718
Environmental liabilities	42,395	36,621
Employee benefits	1,187,621	1,089,784
Put options on non-controlling interests	—	533,544
Other non-current liabilities	271,818	327,044
	16,472,059	16,684,990
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(290,240)	(237,199)
Capital reserves	11,597	11,597
Retained earnings	9,647,587	8,635,239
Other reserves	(1,372,521)	(2,661,349)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,245,604	24,997,469

NON-CONTROLLING INTERESTS	1,552,313	1,522,334

EQUITY	28,797,917	26,519,803

TOTAL LIABILITIES AND EQUITY	53,093,158	49,981,794

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian reais (R$)

	For the three months period ended on		For the years ended on
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
NET SALES	8,987,704	9,065,801	37,981,668	35,406,780

Cost of sales	(7,969,258)	(7,864,563)	(33,234,102)	(30,298,232)

GROSS PROFIT	1,018,446	1,201,238	4,747,566	5,108,548

Selling expenses	(156,316)	(157,910)	(587,369)	(603,747)
General and administrative expenses	(450,477)	(484,163)	(1,884,306)	(1,797,937)
Reversal of impairment of assets	—	—	—	—
Other operating income	117,983	35,493	244,414	195,015
Other operating expenses	(98,351)	(3,319)	(180,453)	(85,533)
Equity in earnings of unconsolidated companies	(5,834)	(22,215)	8,353	62,662

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	425,451	569,124	2,348,205	2,879,008

Financial income	68,541	132,196	316,611	455,802
Financial expenses	(271,851)	(231,119)	(952,679)	(970,457)
Exchange variations, net	(14,230)	14,384	(134,128)	51,757
Gain and losses on derivatives, net	(4,836)	2,556	(18,547)	(65,438)

NET INCOME BEFORE TAXES	203,075	487,141	1,559,462	2,350,672

Income and social contribution taxes
Current	25,732	2,185	(316,271)	(519,843)
Deferred	(86,146)	(17,732)	253,049	266,747

NET INCOME	142,661	471,594	1,496,240	2,097,576

ATTRIBUTED TO:
Owners of the parent	131,022	438,802	1,425,633	2,005,727
Non-controlling interests	11,639	32,792	70,607	91,849
	142,661	471,594	1,496,240	2,097,576

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011

Cash flows from operating activities
Net income for the year	1,496,240	2,097,576
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,827,499	1,771,881
(Reversal) Impairment of assets	—	—
Equity in earnings of unconsolidated companies	(8,353)	(62,662)
Exchange variation, net	134,128	(51,757)
Losses (Gains) on derivatives, net	18,547	65,438
Post-employment benefits	38,665	15,882
Stock based remuneration	36,699	13,974
Income tax	63,222	253,096
Losses (Gains) on disposal of property, plant and equipment and investments	7,890	21,006
Gains on available for sale securities	—	(28,073)
Allowance for doubtful accounts	50,084	42,980
Provision for tax, labor and civil claims	171,264	261,024
Interest income on investments	(155,638)	(265,766)
Interest expense on loans	811,416	828,106
Interest on loans with related parties	(1,594)	(4,388)
Provision for net realisable value adjustment in inventory	141,121	56,999
Reversal of net realisable value adjustment in inventory	(86,710)	(122,877)
	4,544,480	4,892,439
Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable	168,134	(203,041)
(Increase) Decrease in inventories	(264,366)	(681,604)
(Decrease) Increase in trade accounts payable	(522,870)	1,121,433
(Increase) Decrease in other receivables	(664,819)	(415,192)
Decrease in other payables	(314,906)	(127,854)
Distributions from jointly-controlled entities	47,667	61,150
Purchases of trading securities	(2,060,511)	(6,113,717)
Proceeds from maturities and sales of trading securities	4,444,636	4,384,832
Cash provided by operating activities	5,377,445	2,918,446

Interest paid on loans and financing	(698,070)	(726,360)
Income and social contribution taxes paid	(335,328)	(482,068)
Net cash provided by operating activities	4,344,047	1,710,018

Cash flows from investing activities
Additions to property, plant and equipment	(3,127,256)	(1,961,379)
Proceeds from sales of property, plant and equipment, investments and other intangibles	35,334	11,473
Additions to other intangibles	(156,805)	(141,666)
Advance for capital increase in jointly-controlled entity	(206,214)	(74,785)
Payment for business acquisitions, net of cash of acquired entities	—	—
Purchases of available for sale securities	—	(723,285)
Proceeds from sales of available for sale securities	—	778,484
Cash and cash equivalents consolidated in business combinations	16,916	—
Net cash used in investing activities	(3,438,025)	(2,111,158)

Cash flows from financing activities
Capital increase	—	3,874,329
Effects of capital reduction in subsidiary	(116,685)	—
Purchase of treasury shares	(44,932)	(85,262)
Proceeds from exercise of shares	5,269	7,168
Dividends and interest on capital paid	(523,076)	(550,706)
Payment of loans and financing fees	—	(25,530)
Proceeds from loans and financing	1,767,350	1,378,637
Repayment of loans and financing	(2,105,228)	(3,781,247)
Intercompany loans, net	(18,992)	(90,325)
Payment for acquisition of additional interest in subsidiaries	—	—
Net cash provided by /(used in) financing activities	(1,036,294)	727,064

Exchange variation on cash and cash equivalents	90,908	89,641

(Decrease) Increase in cash and cash equivalents	(39,364)	415,565
Cash and cash equivalents at beginning of year	1,476,599	1,061,034
Cash and cash equivalents at end of year	1,437,235	1,476,599